UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 12
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended December 31, 1997, American guaranteed the bank loans to AEP Resources International, Limited ("AEPRIL") listed on Exhibit A attached hereto.

               2.   During the  calendar quarter  ended December  31, 1997,
          American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits B and C attached hereto.

               2. During the calendar quarter ended December 31, 1997, Resources made $511,890.77 in capital contributions to AEPR Global Ventures B.V. as follows: (i) $16,600.00 on October 20, 1997; (ii) $2,800.00 on December 10, 1997; (iii) $39,500.00 on
          December 11,  1997; and  (iv) $452,990.77  on December  15, 1997.
          AEPR Global Ventures B.V. is a Project Parent, formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

                    During the  calendar quarter ended  December 31,  1997,
          Resources made in capital contributions to AEP Resources Delaware, Inc. as follows: (i) $1,795,500 on October 15, 1997;
          (ii)  $4,289,000 on  November 13,  1997; and (iii)  $4,121,000 on
          December 15, 1997.

                    Resources made capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

               (i)  $   62,183.88 on October 9, 1997;
              (ii)  $  228,195.00 on October 16, 1997;
             (iii)  $   72,695.70 on October 31, 1997;
              (iv)  $2,216,808.00 on November 19, 1997;
               (v)  $   39,313.89 on November 26, 1997;
              (vi)  $   28,710.00 on December 10, 1997;
             (vii)  $2,132,460.00 on December 18, 1997; and
            (viii)  $   33,769.89 on December 24, 1997.

                    Resources also made $48,627.64 in capital contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows:
               (i)  $      628.12 on October 9, 1997;
              (ii)  $    2,305.00 on October 16, 1997;
             (iii)  $      734.30 on October 31, 1997;
              (iv)  $   22,392.00 on November 19, 1997;
               (v)  $      397.11 on November 26, 1997;
              (vi)  $      290.00 on December 10, 1997;
             (vii)  $   21,540.00 on December 18, 1997; and
            (viii)  $      341.11 on December 24, 1997.

          Expenses of AEP Pushan Power, LDC, a subsidiary of AEPPMC and AEPRIL, in the amount of ($219,896.28), were capitalized during the quarter ended December 31, 1997. The total amount capitalized in 1997 is $1,497,395.67. AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               3. American's total investments for the year-to-date is $404,744,000.00.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:   /s/ G. P. Maloney
                                        Vice President

          February 28, 1998




                                                                    Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                         AEP RESOURCES INTERNATIONAL, LIMITED

        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value

      12/11/97     12/19/97      8      5.8300        200,000.00       259.11       200,259.11
      12/19/97     01/06/98     18      6.5200        200,000.00       652.00       200,652.00

                                           TOTAL  $   400,000.00   $   911.11   $   400,911.11

     AEP RESOURCES INTERNATIONAL, LIMITED TOTAL   $   400,000.00   $   911.11   $   400,911.11

            Average Number of Days  13.00
            Weighted Average Rate    6.1750



                                                                     Exhibit B


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                          AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value

      10/03/97     10/30/97     27      5.8300    $    200,000.00  $    874.50   $    200,874.50
      10/14/97     10/30/97     16      5.7959       2,225,000.00     5,731.50      2,230,731.50
      10/16/97     10/30/97     14      5.7959      14,700,000.00    33,133.23     14,733,133.23
      10/16/97     10/30/97     14      5.7625      10,000,000.00    22,409.72     10,022,409.72
      10/20/97     10/30/97     10      5.8300         250,000.00       404.86        250,404.86
      10/30/97     12/04/97     35      5.8063      20,000,000.00   112,900.28     20,112,900.28
      10/30/97     11/25/97     26      5.7900       8,600,000.00    35,962.33      8,635,962.33
      11/13/97     11/25/97     12      5.7959       6,600,000.00    12,750.98      6,612,750.98
      11/20/97     12/04/97     14      5.8300       1,200,000.00     2,720.67      1,202,720.67
      12/01/97     12/09/97      8      5.9000         200,000.00       262.22        200,262.22
      12/04/97     12/15/97     11      5.8900       8,000,000.00    14,397.78      8,014,397.78
      12/04/97     12/15/97     11      5.7959      10,000,000.00    17,709.69     10,017,709.69
      12/08/97     12/15/97      7      5.8200         500,000.00       565.83        500,565.83
      12/15/97     01/02/98     18      5.8300       6,750,000.00    19,676.25      6,769,676.25
      12/15/97     01/02/98     18      5.8059      20,000,000.00    58,059.00     20,058,059.00
      12/16/97     01/02/98     17      6.0800       4,200,000.00    12,058.67      4,212,058.67
      12/19/97     01/02/98     14      6.3900       1,100,000.00     2,733.50      1,102,733.50
      12/24/97     01/02/98      9      5.9892         700,000.00     1,048.11        701,048.11
      12/31/97     01/02/98      2      6.9500         150,000.00        57.92        150,057.92

                                           TOTAL   115,375,000.00   353,457.04    115,728,457.04

                  AEP RESOURCES, INC. TOTAL       $115,375.000.00  $353,457.04   $115,728,457.04

            Average Number of Days  14.89
            Weighted Average Rate    5.8241



                                                                     Exhibit C


                                         QUARTERLY DEBT REPORT
                                          AEP RESOURCES, INC.


                          Issue      Maturity    Interest        Principal
                          Date         Date       Rate %         Borrowed
                        09/16/97     03/16/98     6.1175      $255,000,000.00


